Correspondence

By Electronic Filing and Federal Express

September 29, 2006

Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
Washington, D.C. 20549-7010

Re:	Valcent Products, Inc. Registration Statement on Form F-1 Amdt. No. 2 Filed September 29, 2006 File No. 333-133613

Dear Ms. Long:

Valcent Products, Inc. (the “Company”) has transmitted Amendment No. 2 to its Registration Statement on Form F-1 for filing pursuant to the Securities Act of 1933. This letter is in response to your letter of July 26, 2006. The Company has provided information in response to your comments as set forth below.

I have included a marked and clean copy of the document for your reference in locating all changes to the document. All references to page numbers below are to the clean version.

1.	Comment: Please update your financial statements with your next amendment.

Response: Complied. See pages F-1 through F-40 of Amendment No. 2.

About Our Company,

2.	Comment: Please disclose what a “junior capital pool company” is and what your operations entailed between inception and June 30, 1998 when you acquired all the shares of Good Times Roll Bicycle Rentals, Inc.

Response: Complied. See pages 3 and 37 of Amendment No. 2.

3.	Comment: Describe in more detail the disposition of your interest in Nettron Media Group, Inc.

Response: Complied. See page 4 of Amendment No. 2.

Ms. Pamela Long
The United States Securities and Exchange Commission
September 29, 2006
- Page 2 of 3 -

Potential Products, page 34

4.	Comment: We note your supplemental response to comment 32 of our May 26, 2006 letter. However, please disclose in the prospectus itself the basis for the statements you chose to retain.

Response: Complied. The basis of for the statements we chose to retain have been disclosed within the prospectus. See pages 41, 42 and 44, of Amendment No. 2

Principal and Selling Shareholders, page 68

5.	Comment: Please reconcile the number of shares listed as being offered on the prospectus cover page, 10,681,699, with the number listed in this section 10,921,441.

Response: Complied. The number of shares being offered has been updated to 11,254,778 and is consistent on the prospectus cover and in the “Principal and Selling Shareholders” section. See page 64 of Amendment No. 2.

6.	Comment: We note your response to comment 46 of our letter dated May 26, 2006. Please quantify and state in your response the percentage ownership in your company held by each of Platinum Partners Marco Fund LP, Alpha Capital Aktiengesellschaft, Monarch Capital Fund Ltd. or Platinum Long Term Growth II or any of their affiliates if you disregard the ownership caps. We may have further comment based on your response.

Response: Complied. See page 65 of Amendment No. 2.

As a result of the Combined Private Placements, each of Platinum Partners Marco Fund LP, Platinum Long Term Growth III, Alpha Capital Aktiengesellschaft and Monarch Capital Fund Ltd. are the beneficial owners of the following shares:

Investor	Convertible Note Shares*	Warrant A	Warrant B	Warrant C	Interest Shares	Penalty Shares
Platinum Partners Macro Fund LP	1,018,180	333,333	333,333	40,000	96,430	95,030
Platinum Long Term Growth III	672,727	246,666	246,666	—	30,668	62,788
Alpha Capital Aktiengesellschaft	1,178,180	399,999	399,999	32,000	93,721	109,964
Monarch Capital Fund Ltd.	1,115,149	388,879	388,879	20,000	75,843	104,079

*	In accordance with the terms of the Notes, the conversion price per share is the lesser of: (i) 70% of the average of the five lowest closing biding prices for the common stock as reported by Bloomberg L.P. for the ten trading days preceding the conversion date, or (ii) $0.55. For purposes of this analysis the conversion price was calculated at $0.55.

And, percentage of beneficial ownership by each of Platinum Partners Marco Fund LP, Platinum Long Term Growth III, Alpha Capital Aktiengesellschaft and Monarch Capital Fund Ltd., disregarding the conversion caps in the notes and exercise caps in the warrants, are as follows:

Ms. Pamela Long
The United States Securities and Exchange Commission
September 29, 2006
- Page 3 of 3 -

Investor	Shares Beneficially Owned	Percentage Ownership*
Platinum Partners Macro Fund LP	1,916,306	10.41%
Platinum Long Term Growth III	1,259,515	6.84%
Alpha Capital Aktiengesellschaft	2,213,863	12.02%
Monarch Capital Fund Ltd.	2,092,829	11.37%
Total	7,482,513	40.64%

*	Percentage of beneficial ownership is based on 18,412,586 common shares issued and outstanding as of September 29, 2006.

Plan of Distribution, page 75

7.	Comment: We note your statement that “The selling shareholders also may transfer and donate their shares of our common stock in other circumstances in which case the transferees, donees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.” Please disclose that to the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling stockholders.

Response: Complied. See page 72 of Amendment No. 2.

8.	Comment: We note your response to comment 49 of our letter dated May 26, 2006. Please revise you signature page to identify your Controller or Principal Accounting Officer.

Response: Complied. See page II-23 of Amendment No. 2.

Please contact me if you have any questions.

Sincerely, /s/ Theresa M. Mehringer Theresa M. Mehringer